Exhibit 99.1

Han Kun Law Offices LLP
Rooms 4301-10, 43/F., Gloucester Tower, The Landmark, 15 Queen’s Road Central, Hong Kong SAR, PRC
Tel: +852 2820 5600 Fax: +852 2820 5611 www.hankunlaw.com
Beijing ● Shanghai ● Shenzhen ● Hangzhou ● Wuhan ● Haikou ● Hong Kong ● Singapore ● New York ● Silicon Valley ● London

October 28, 2026

ALE Group Holding Limited

Unit 1005, 10/F, Tower A, New Mandarin Plaza

14 Science Museum Road

Tsim Sha Tsui, Hong Kong 00000

Re:	ALE Group Holding Limited

Ladies and Gentlemen:

We have acted as Hong Kong counsel to ALE Group Holding Limited (the “Company”), a company incorporated in the British Virgin Islands, in connection with the filing by the Company with the United States Securities and Exchange Commission (the “SEC”) of an annual report on Form 20-F for the fiscal year ended March 31, 2026 (the “Annual Report”).

We hereby consent to the use of this consent as an exhibit to the Form 20-F reference to the Annual Report to the use of our name as your Hong Kong legal counsel and to all references made to us in the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ Han Kun Law Offices LLP
Han Kun Law Offices LLP